Item 77C: Submission of matters to a vote of security holders

A special meeting of the shareholders of the Rockland Small Cap Growth Fund (the “Rockland Fund”) was held on Thursday, January 28, 2010.

  Proposal:  To approve an Agreement and Plan of Reorganization providing for the (i) transfer of the assets and liabilities of the Rockland Small Cap Growth Fund, to the Jacob Small Cap Growth Fund series of Jacob Funds Inc., in exchange solely for shares of common stock of the Jacob Small Cap Growth Fund, and (ii) distribution of such shares pro rata to shareholders of the Rockland Small Cap Growth Fund in connection with its liquidation.

Based on the above stated proposal the numbers of affirmative votes were 363,833 (81.90%), negative votes were 1,885 (0.42%) and abstain votes were 78,497 (17.67%).